Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

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www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

September 3, 2021

VIA EDGAR

Ray Be

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS KKR Capital Corp.

Preliminary Proxy Statement on Schedule 14A (File No. 814-00757)

Dear Mr. Be:

On behalf of FS KKR Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on August 25, 2021 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 17, 2021 (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses, which include references to the changes the Company will reflect in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission (the “Definitive Proxy Statement”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

General

1.     The Staff notes the Company’s board of directors’ policy with respect to considerations of diversity in the nomination of directors. Please supplementally confirm that the nominees for election as director at the 2021 annual meeting of stockholders were nominated in accordance with this policy, or explain why not.

The Company supplementally confirms that each of the nominees for election as director at the 2021 annual meeting of stockholders was nominated in accordance with the board of directors’ and the nominating and corporate governance committee’s policy with respect to considerations of diversity in the nomination of directors.

2.     In the Submission of Stockholder proposals section, please include disclosure required by subsections (1) and (2) of Rule 14a-5(e).

The Company respectfully submits that Page 42 of the Proxy Statement discloses the deadline for submitting shareholder proposals for inclusion and the date after which notice of a shareholder submitted proposal is considered untimely. The Company has supplemented the disclosure to make specific reference to Rule 14a-8.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc: Eric Siegel, Dechert LLP